

Mail Stop 4631

February 17, 2016

<u>Via E-mail</u>
Craig Laurie
Chief Financial Officer and Director
Brookfield Business Partners Limited
73 Front Street, 5th Floor
Hamilton, HM 12 Bermuda

> **Re: Brookfield Business Partners L.P.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 02, 2016**
> **File No. 333-207621**

Dear Mr. Laurie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form F-1 as Amended filed February 02, 2016</u>

<u>Ownership and Organizational Structure, page 11</u>

1. Please disclose the number of units of Holding LP that will be Special LP Units and Redemption-Exchange Units held by Brookfield and Managing GP Units held by BBP, either in the diagram or in the context of footnote (1) where you have included the new disclosure about distributions to be made by Holding LP to all owners of its partnership interests on a pro rata, per unit basis.

Transaction Agreements, page 53

2. In the third full paragraph, please revise disclosure to provide that in the event there is insufficient cash to pay the distribution, your company may elect to issue additional Redemption-Exchange Units in lieu of cash payment.

Unaudited Pro Forma Financial Statements, page 57

Notes to the Unaudited condensed Combined Carve-Out Pro Forma Financial Statements, page 62

3. We note in your response to comment 11 in our letter dated January 11, 2016 that you explain the lack of correlation between the figures relating to the Clearwater acquisition provided on page 68 and such figures provided elsewhere on pages F-163 and F-164 is the result of different currencies, U.S. and Canadian dollars, being utilized in such presentations. Please expand your disclosure to clarify the basis for deriving the figures related to the Clearwater acquisition provided on page 68 from such figures presented elsewhere on pages F-163 and 164, e.g. translated from the Standardized Measure of Discounted Future Cash Flows Relating to Proved Oil and Gas Reserves–Unaudited and the Changes in the Standardized Measure of Properties Acquired by Ember Resources Inc., respectively at an average foreign exchange rate of $1.10 CAD$/USD$ for the year ended December 31, 2014.

Business, page 70

Production and Price History, page 79

4. We note that in response to comment 12 in our letter dated January 11, 2016 you have expanded the disclosure of production on page 79 to additionally present the figure relating to the combined volumes of oil, natural gas and natural gas liquids expressed as barrels of oil equivalent ("BOE") net of the interests due to others and net of royalties. Please expand your disclosure to additionally provide the figures relating to your production net of the interests due to others and net of royalties by the final product sold of oil, natural gas and natural gas liquids consistent with the production figures shown in the tabular presentation under FASB ASC 932-235-50-5 presented elsewhere on pages 66 through 67 and F-46.

Management and our Master Services Agreement, page 130

Management Fee, page 132

5. We note your response to comment 16 in our letter dated January 11, 2016. Please revise to include disclosure similar to the explanation that you provided in your response.

Description of the Holding LP Limited Partnership Agreement, page 153

Distributions, page 154

6. We note your response to comment 19 in our letter dated January 11, 2016. Please revise your disclosure to briefly note the types of expenses you cite in your response, and to clarify that "expenses and outlays" do not include any amounts payable to Brookfield or any service provider or affiliate, since those amounts would be paid by Holding LP or its subsidiaries.

Issuance of Additional Partnership Interests, page 154

7. Please disclose how the redemption-exchange mechanism impacts the issuance of additional partnership interests in the Holding LP.

Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-10

(i) Property Plant and Equipment, page F-12

8. We note your response to comment 21 in our letter dated January 11, 2016 regarding your inclusion of future development costs in your depletable cost base. Please provide us with an understanding of the specific IFRS guidance you are relying on to support your accounting. In addition, please tell us how you are able to reasonably estimate future development costs for this purpose, given the inherent likelihood of changes to development plans that may be driven by factors beyond your control. It is also unclear to us how you are able to determine the future development costs are sufficiently probable to be included in DD&A calculations.

9. Please refer to paragraphs 122 and 125 of IAS 1 and disclose the judgments and uncertainties, as well as the assumptions you have made regarding the future, pertaining to your oil and gas reserve estimation.

Note 3. Acquisition of Businesses, page F-57

10. We note your responses to comments 6 and 28 in our letter dated January 11, 2016, as well as the additional disclosures you provided regarding certain entities being "acquired in partnership with institutional investors". Please revise your disclosures here and in the pro forma financial statements to clarify and disclose your economic interest in each entity you acquire. In addition, please disclose and more fully explain to us how you determined you control each entity in light of your economic interests.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-mail
        Mile Kurta, Esq.